

November 22, 2010

Rick E Winningham
Chief Executive Officer
Theravance, Inc.
901 Gateway Blvd.
South San Francisco, CA 94080

> **Re:** **Theravance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2010**
> **File No. 000-30319**

Dear Mr. Winningham:

We have reviewed your response filed November 5, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments we may have additional comments.

Annual Incentive Compensation, page 35

1. We note your response to our prior comment 1 regarding the weighting assigned to each of your performance goals. Please provide us with an analysis demonstrating why these weightings are not material to an investor's overall understanding of your compensation practices.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Rick E Winningham
Theravance, Inc.
October 25, 2010
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director